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                          October 24, 2023

       Stephan Kim
       Chief Financial Officer
       Reborn Coffee, Inc.
       580 N. Berry Street
       Brea, CA 92821

                                                        Re: Reborn Coffee, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 18,
2023
                                                            File No. 333-275070

       Dear Stephan Kim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Matthew Ogurick